U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   McPeak                        Patricia
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   (Last)                        (First)              (Middle)

1261 Hawk's Flight Court
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                                    (Street)

El Dorado Hills                        CA                  95762
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

December 14, 2001
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

NutraStar Incorporated (formerly Alliance Consumer International, Inc.)
NTRA (formerly ACIN)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

President and Chief Executive Officer
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

        December 26, 2001
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                    3. Ownership Form:
                         2. Amount of Securities       Direct (D) or
1. Title of Security        Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)               (Instr. 4)                 (Instr. 5)            (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------

Common Stock               13,699,336(1) Shares         D
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Options                  See below(2)  12/3/11      Common Stock             28,820          $0.193         D
------------------------------------------------------------------------------------------------------------------------------------
Series A Preferred Stock  12/14/01        NA        Common Stock            300,000          $ 1.00         D
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====================================================================================================================================

Explanation of Responses:

Shares listed on Table I, Item 2 were acquired from the Issuer in conjuction with a share exchange transaction.
Preferred Stock listed in Table II, Item 1 was acquired by Ms. McPeak upon the conversion of a loan in which Ms. McPeak had loaned $300,000 to the Company

(1) 835,730 shares have been pledged as a personal guaranty and placed in escrow pursuant to the terms of a settlement agreement and 100,000 shares have been pledged pursuant to the terms of an option granted by the reporting person.

(2) The options vest as follows: 5,764 on 12/3/01; 5,764 on each successive 9/1/02.




            s/  Patricia McPeak                               April 24, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)